UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 24, 2011.

Exhibit 99.1

Published: 00:17 CET 25-11-2011 /Thomson Reuters /Source: Golar LNG /XOSL: GOL /ISIN: BMG9456A1009

Golar LNG : Notification

Golar LNG Limited ("Golar" or the "Company") advises that World Shipholding, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended its TRS agreements relating to 500,000 shares in the Company.  John Fredriksen is Chairman of the Board, President and Director of Golar.

The new expiration of the TRS agreements is February 23rd 2012. The exercise price on the agreements is NOK226.4801 per share.  World Shipholding's affiliated ownership in Golar consists of 36,755,080 shares, representing 45.90 percent of the Company's issued share capital, and has TRS agreements with exposure to a further 500,000 shares.

Golar LNG Limited

Hamilton, Bermuda

November 24, 2011

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 25, 2011	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer